VIA EDGAR

March 28, 2018

Ms. Kimberly Browning

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds Trust (“Registrant” or the “Trust”)

File Nos. 033-10451, 811-04920

Dear Ms. Browning:

This letter responds to the comments to the Registrant’s registration statement on Form N-14 that were provided to me by telephone on Tuesday, January 23, 2018 and Thursday, January 25, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to a proposed reorganization in which (i) the Wasatch Global Value Fund (“Global Value Fund”), a series of the Trust, will acquire all of the assets of the Wasatch Long/Short Fund (“Long/Short Fund”), a series of the Trust, in exchange for shares of the Global Value Fund and (ii) the assumption by the Global Value Fund of the liabilities of the Long/Short Fund.

1. SEC Comment: Please revise tax opinion accordingly to meet the requirements of Staff Legal Bulletin No. 19 dated October 14, 2011 Legality and Tax Opinions in Registered Offerings, specifically Section III.D.1. Please note that a shareholder may rely on the tax opinion.

Response: The tax opinion has been revised to eliminate the restriction on others relying on the opinion.

2. SEC Comment: Please provide a consent that the Registrant’s counsel is allowing the use of its name in the registration statement.

Response: In its legal issuance opinion filed as an exhibit to the Registration Statement, counsel consented to the use of its name in the Registration Statement. Counsel will submit an updated opinion with the final amendment filing.

3. SEC Comment: Please move the proforma financial statements to the body of the prospectus/proxy statement. Please include independent registered public accounting firm consent with Pre-Effective Amendment No. 1 to the registration statement on Form N-14.

Response: The change will be made as requested.

4. SEC Comment: Confirm supplementally that all material information as required by Form N-14 has been provided in the Registrant’s prospectus/proxy statement.

Response: The Registrant confirms that all material information as required by Form N-14 has been included in the registration statement.

5. SEC Comment: Under the section entitled “The Proposed Reorganization-Description of Securities to be Issued-Voting Rights of Shareholders” the second paragraph states that: “Under Massachusetts law applicable to Massachusetts business trusts, shareholders of such a trust may, under certain circumstances, be held personally liable as partners for its obligations. However, the Declaration of Trust of the Trust contains an express disclaimer of shareholder personal liability for the debts, liabilities, obligations or expenses of the Trust or any series or class thereof and requires that notice of this disclaimer be given in each note, bond, contract, certificate, instrument or other undertaking entered into or executed by or on behalf of the Trust or the trustees. The Trust’s Declaration of Trust further provides for indemnification out of the assets and property of the Trust or applicable series for all losses and expenses of any shareholder held personally liable for the obligations of the Trust or applicable series solely by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which both inadequate insurance existed and the Trust or a Fund itself was unable to meet its obligations. The Trust believes the likelihood of the occurrence of these circumstances is remote.”

Please advise if shareholders have been made aware of this provision. Is this provision applicable under state law?

Response: Yes, disclosure regarding possible personal liability of shareholders in Massachusetts business trusts is included in the Funds’ statement of additional information. In addition, because there is no statutory limitation of liability for shareholders of Massachusetts business trusts, there is a remote risk of personal liability which is applicable to all Massachusetts business trusts and is not unique to the Wasatch Funds Trust. Because of this lack of limitation of liability, express disclaimers of shareholder personal liability and indemnification is included in the governing documents of Wasatch Funds Trust to add further protection to shareholders.

6. SEC Comment: Under the “Q&A” section – “Why is the Reorganization being proposed?”, the answer to the question states that “As a result, the Advisor has proposed the Reorganization with the Acquiring Fund due, in part, to certain similarities in the investment processes and portfolio holdings; the benefit of a lower contractual management fee and lower net expense ratio after taking into account the expense caps of the Acquiring Fund; and the anticipated federal income tax-free nature of the Reorganization.” The term “certain similarities” could be construed as misleading as the investment objectives and investment strategies of each Fund are materially different. Please revise and clearly articulate the material differences between the Funds.

Response: Registrant will revise the Q&A Answer as follows:

Q. Why is the Reorganization being proposed?

A. Wasatch Advisors, Inc. (the “Advisor”), the investment advisor to the Target Fund and the Acquiring Fund, has proposed the Reorganization given the limited future growth prospects of the Target Fund, its relative poor performance and the economic infeasibility of the Target Fund over the long term in light of the costs associated with the continued operation of the Target Fund and its likely inability to attract assets in the foreseeable future. In evaluating the Target Fund and the Acquiring Fund, the Advisor recognized the differences between the investment objectives and principal investment strategies of the Funds. In particular, the Target Fund is a long/short fund investing primarily in the equity securities of domestic companies by maintaining long and short equity positions, whereas the Acquiring Fund is a global value fund that invests primarily in the equity securities of foreign and domestic companies and does not employ a short sale strategy.

Although the investment objectives and strategies are very different between the Target Fund and the Acquiring Fund, the Advisor has proposed the Reorganization with the Acquiring Fund due, in part, to the similar valuation process used by the Advisor to evaluate potential investments for the Funds despite the differing investment strategies; the overlap of portfolio holdings between the Funds; the relative performance of the Acquiring Fund compared to the Target Fund; the lower contractual management fee and estimated lower gross and net expense ratio (before and after fee waivers) of the combined fund for both share classes, the lower contractual expense cap of the Acquiring Fund, which would be in effect through January 31, 2020, and the anticipated federal income tax-free nature of the Reorganizationcompared to a taxable event for shareholders if the Target Fund was liquidated. For additional information, see “Approval of the Proposed Reorganization by the Board of Trustees” at page 34.

7. SEC Comment: Under the “Q&A” section – “How will the Reorganization impact fees and expenses?”, the answer to the question discussed proforma total net operating expenses and total net operating expenses. Please disclose gross fees and expenses including the Board considerations regarding gross expenses versus net expenses prior to contractual fee waiver. In addition, please disclose that expense would be higher if the contractual fee waiver was not continued. Please disclose all material differences in fees and expenses and whether the Adviser is recouping any fees.

Response: The Registrant will revise the Q&A as follows:

The total gross and net operating expenses are expected to decrease for the shareholders of both classes of the Target Fund following the Reorganization. In this regard, the management fee will be reduced from 1.10% for the Target Fund to 0.90% for the combined Acquiring Fund for both classes. If the Reorganization had taken place as of October 1, 2017, the total gross expenses of the Investor Class shares of the Target Fund of

2.31% is expected to be reduced to 1.17% based on the pro forma gross expenses of the combined fund, and the total gross expenses of the Institutional Class shares of 2.15% is expected to be reduced to 1.08% based on the pro forma gross expenses of the combined fund. In addition, the Acquiring Fund’s contractual expense cap, which will be in effect through January 31, 2020, is lower than that of the Target Fund for both classes. On a net basis, after the application of the contractual expense cap, the net operating expenses of the Investor Class shares of the Target Fund of 2.31% is expected to be reduced to 1.10% of the combined fund and the net operating expenses of the Institutional Class of 2.03% is expected to be reduced to 0.95% of the Institutional Class of the combined fund, based on the pro forma net expenses. The expense ratios will be higher if the contractual expense cap is not continued. The contractual expense cap agreement permits the Advisor to recoup certain amounts previously paid during the period of the agreement provided the reimbursement does not result in the expenses exceeding the contractual expense cap. All amounts the Advisor previously has paid that have not been recovered by the end of the agreement period, however, expire. The Advisor further will not seek to recoup any Reorganization expenses it paid on behalf of the Target Fund prior to the Reorganization.

8. SEC Comment: Under the “Q&A” section the term contractual fee waiver and expense cap are both referenced. Please use one term for clarity either contractual fee waiver or expense cap.

Response: Registrant will more consistently use the term “contractual expense cap” in this section.

9. SEC Comment: Under the “Q&A” section please add a question comparing fundamental investment restrictions versus non-fundamental investment restrictions for each Fund.

Response: The Registrant will add the following:

Q. Do the Target Fund and the Acquired Fund have different fundamental and non-fundamental investment restrictions?

A. The Target Fund and the Acquired Fund are both part of the Wasatch Funds Trust, and the Trust has adopted the same stated fundamental and non-fundamental investment restrictions for both Funds, subject to certain exceptions. In particular, the Acquiring Fund has a fundamental investment restriction, in general terms, prohibiting it from investing more that 5% of its total assets in any one issuer or holding more than 10% of the outstanding voting securities of such issuer except that up to 25% of the Acquiring Fund’s total assets may be invested without regard to such limitations and various U.S. government, agency and instrumentality obligations or repurchase agreements secured by such obligations are also excluded from such limitations. The Target Fund does not have such a fundamental restriction. In addition, the Acquiring Fund has adopted the following two non-fundamental investment restrictions that the Acquiring Fud will not (a) make investments for the purpose of exercising control or management and (b) invest more than 10% of its total assets (taken at market value at the time of each investment) in Special Situations (i.e., companies in the process of reorganization or buy-out). The Target Fund has not adopted such non-fundamental investment restrictions. Further, the non-fundamental investment policies of the Funds may be changed upon Board approval without shareholder approval. See the section of the Proxy Statement Prospectus entitled “Comparison of the Funds” for additional information regarding the Funds’ fundamental and non-fundamental investment restrictions.

10. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?” consider summarizing the answer and providing a more lengthy discussion in the proxy statement/prospectus.

Response: The Registrant has separated the section into two questions adding more focus on the differences in the principal investment strategies and then the principal risks and has also added cross references to the sections with the more detailed information in the proxy statement/prospectus. The Q&A has been revised as follows:

Q. How do the Funds’ investment objectives and principal investment strategies compare?

A. You should note that the Funds’ investment objectives and principal investment strategies are different. The Target Fund’s investment objective is capital appreciation, and the Acquiring Fund’s investment objective is capital appreciation and income. While the investment objectives of both Funds share a capital appreciation component, the Target Fund’s objective also includes income.

In addition, while both Funds invest primarily in equity securities, generally common stock, the Funds follow significantly different investment strategies. The Target Fund is a long/short fund and pursues its investment objective by maintaining long equity positions and short equity positions. When the Target Fund takes a long position, it purchases the security outright. When the Fund takes a short position, it sells a security that it does not own in hope of repurchasing such security at a lower price. The use of both long and short positions allows the Advisor to invest based on both its positive and negative views on individual stocks. Unlike the Target Fund, the Acquiring Fund does not engage in short sales as a principal strategy but rather invests primarily in equity securities of domestic and foreign securities through a long only portfolio. The Target Fund further seeks to achieve higher risk-adjusted returns with lower volatility compared to the equity markets (as represented by the S&P 500), whereas the Acquiring Fund does not have a similar mandate.

The Target Fund also invests primarily in the equity securities of domestic companies and has limited exposure to foreign securities. The Acquiring Fund, however, is a global value fund that invests its net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations. The Acquiring Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Acquiring Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States). The Acquiring Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging and frontier markets, which are those countries currently included in the Morgan Stanley Capital International (MSCI) EFM (Emerging + Frontier Markets) Index. These companies are typically located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America and Africa. Securities issued by foreign companies incorporated outside the U.S. whose securities are principally traded in the United States are not defined as “foreign companies” and are not subject to this limitation.

As a principal strategy, the Target Fund also may invest in early stage companies, initial public offerings, and fixed income securities of any maturity, including those that are less than investment grade known as “junk bonds.” The Acquiring Fund, however, may invest in investment grade fixed-income securities, early stage companies and IPOs but not as a principal strategy.

Beginning October 2017, the Funds share the same portfolio manager. Although the Funds have differences in their investment strategies, the portfolio manager of the Funds employs a similar valuation analysis to evaluate potential investment opportunities for the Funds which emphasizes company fundamentals (such as, price-to-sales, price-to-book, price-to-earnings, price/earnings-to-growth ratios and discounted cash flow models) as well as considers other economic and market factors. Further, both Funds have generally acquired larger capitalization companies. In this regard, the Acquiring Fund may invest in companies of any size but expected to invest a significant portion of the Fund’s assets in companies with a market capitalization of over US $5 billion at the time of purchase, and the Target Fund also may invest in the equity securities of companies with a market capitalization of at least $100 million at the time of purchase but the weighted average market cap of the Target Fund was much higher. As a result, there is significant overlap in the long positions of the Funds, approximately 44% as of January 31, 2018, which should help with a smooth transition in a merger.

A more detailed comparison of the principal investment strategies of the Funds is contained in Proxy Statement/Prospectus. Please see the section entitled “Comparison of the Funds – Investment Objectives –Principal Investment Strategies” for additional information.

Q. How do the principal risks of the Target Fund and the Acquiring Fund compare?

A. As both Funds invest in equity securities through long positions, both Funds are subject to market risk that the price of securities will decline. As a result of the differences in the principal investment strategies of the Funds, however, certain principal risks of the Funds are also significantly different. As noted, the Target Fund as a long/short fund engages in short sales as a principal strategy and therefore is subject to risks associated with short sales, including experiencing losses if the market price of the security increases, reducing the returns of the Target Fund compared to if the Fund held only long positions, increasing the Target Fund’s liquidity risk and exposing the Target Fund to the risk that the third party will not honor its contract terms. Unike the Target Fund, the Acquiring Fund does not employ a short sale strategy as a principal strategy and therefore does not have the related principal risk.

Unlike the Target Fund which invests primarily in the equity securities of domestic companies, the Acquiring Fund may invest a significant portion of its total assets in foreign securities, including in equity securities of companies domiciled in emerging and frontier markets. The Acquiring Fund is therefore exposed to risks associated with investing in foreign securities, including, among other things, more volatility; less liquidity; different regulatory, accounting and auditing standards; less publicly available information; fluctuations in currency exchange rates; and restrictions on repatriating investments or income and such risks can be further increased for emerging and frontier markets.

The Target Fund is also subject to certain additional principal risks related to investment strategies that are its principal investment strategies but are not principal investment strategies of the Acquiring Fund (including investments in initial public offerings, fixed-income securities including those that are less than investment grade, and early stage companies). A more detailed comparison of the principal risks of the Funds is contained in Proxy Statement/Prospectus. Please see the section entitled “ Risk Factors” for additional information.

11. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?”, you state that the investment objectives are similar. Please revise to state that the investment objectives are materially different.

Response: See revised disclosure in item 10.

12. SEC Comment: Under the “Q&A” section - How do the Funds’ investment objectives, principal investment strategies and principal risks compare?”, the term “comprehensive valuation analysis” is used. Please revise and make this plain english so a shareholder will understand the term.

Response: See Response 10, above.

13. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?”, both Funds may invest in equity securities. Please clarify what is meant by equity securities and the material differences between the Funds in investing in such securities if applicable.

Response: See Response 10, above. It is now explained that the equity securities in which the Funds typically invest are common stocks of the issuing companies.

14. SEC Comment: Please include at the beginning of the prospectus a synopsis of the information contained in the prospectus. The synopsis shall be a clear and concise discussion of the key features of the transaction, of the registrant, and of the company being acquired. As to the registrant and company being acquired compare: (1) investment objectives and policies; (2) distribution and purchase procedures and exchange rights; (3) redemption procedures; and (4) any other significant considerations. Highlight differences. Discuss the primary federal tax and other consequences of the proposed transaction to the security holders as required by Item 3(b) of Form N-14.

Response: The Proxy Statement/Prospectus included a synopsis under the heading “Summary” in the section “Reorganization of the Target Fund into the Acquiring Fund” with comparisons of the above items preceding the “Risk Factors” as required by Form N-14. The Registrant, however, has now changed the heading of the section to “Synopsis” and enhanced the two first paragraphs as follows:

Synopsis

The following is a summary of, and should be read in conjunction with, the more complete information contained in this Proxy Statement/Prospectus and the information attached hereto or incorporated herein by reference, including the form of Agreement and Plan of Reorganization.

As discussed more fully below and elsewhere in this Proxy Statement/Prospectus, the Board of Trustees is recommending that shareholders approve the merger of the Wasatch Long/Short Fund (the Target Fund) into the Wasatch Global Value Fund (the Acquiring Fund). The Board of Trustees believes the proposed Reorganization is in the best interests of the Target Fund and that the interests of the Target Fund’s existing shareholders would not be diluted as a result of the Reorganization. The Reorganization is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986. If shareholders of the Target Fund approve the Reorganization and it is completed, the Target Fund shareholders will become shareholders of the Acquiring Fund and will cease to be shareholders of the Target Fund.

Shareholders should read the entire Proxy Statement/Prospectus carefully together with the Acquiring Fund’s Prospectus that accompanies this Proxy Statement/Prospectus, which is incorporated herein by reference. Shareholders should read carefully and understand that the Target Fund and the Acquiring Fund have very different investment strategies and objectives. See the section entitled “Comparison of the Funds” below for a comparison of investment policies, fees and expenses, and other matters. This Proxy Statement/Prospectus constitutes an offering of Investor Class and Institutional Class shares of the Acquiring Fund.

15. SEC Comment: Under the “Q&A” section – “How do the Funds’ investment objectives, principal investment strategies and principal risks compare?”, the third paragraph states that “More specifically, under normal conditions, the Acquiring Fund will invest its net assets primarily in the equity securities of foreign and domestic companies of all market capitalizations. The Acquiring Fund will typically invest in securities issued by companies domiciled in at least three countries, including the United States. The Acquiring Fund may invest a significant portion of its total assets in companies domiciled in foreign countries (under normal market conditions, at least 40% of its assets are expected to be invested outside the United States, or if conditions are not favorable, 30% of its assets are expected to be invested outside the United States). The Acquiring Fund may invest a significant amount of its total assets (5% to 50% under normal market conditions) at the time of purchase in securities issued by companies domiciled in emerging and frontier markets, which are those countries currently included in the Morgan Stanley Capital

International (MSCI) EFM (Emerging + Frontier Markets) Index. These companies are typically located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America and Africa. Although the Target Fund may invest in foreign securities, it is not a principal strategy of the Fund and therefore the Acquiring Fund has additional risks associated with its investments in foreign securities, including emerging and frontier markets.” Please provide the economic test for foreign issuers. How does of Wasatch Advisors, Inc. (the “Advisor”) determine if a foreign issuer is emerging markets or frontier markets?

Response: The disclosure has been revised to clarify that securities issued by foreign companies incorporated outside the United States whose securities are principally traded in the United States are not defined as “foreign companies” and are not subject to this limitation. Further, as the Acquiring Fund may invest in emerging and frontier markets under the investment parameters, Registrant believes it is not necessary to distinguish between emerging and frontier markets for purposes of compliance.

16. SEC Comment: Under the “Q&A” section - How do the Funds’ investment objectives, principal investment strategies and principal risks compare?”, in the seventh paragraph it states “As a principal strategy, the Target Fund also may invest in early stage companies, initial public offerings (“IPOs”), and fixed income securities of any maturity, including those that are less than investment grade.” Please disclose that a security that is less than investment grade is considered to be a “junk bond.”

Response: The disclosure has been added as requested.

17. SEC Comment: Under the “Q&A” section – “Will the portfolio of the Target Fund be repositioned as a result of the Reorganization?”, please provide a more concise response and provide the detailed information in the proxy statement/prospectus.

(a)	Please explain how and whom quantified that 60% of the portfolio was $60 million.
(b)	Please provide the estimated cost of the reorganization.
(c)	Please provide detail on how the Board determined that this repositioning was in the best interests of the Target Fund shareholders.
(d)	Please provide transaction costs as of January 1, 2018 instead of November 30, 2017.
(e)	If there is any repositioning after the reorganization who will pay for it?

Response: The 60% ($60 million) was an assumption that no longer appears in the revised Q&A. Please refer to response #49 for the Board’s considerations on this subject. Registrant also will revise the Q&A Answer as follows:

A. Yes. The Target Fund’s portfolio will be repositioned in connection with the Reorganization. The Target Fund will sell certain of its long holdings not held by the Acquiring Fund and will buy certain additional long holdings held by the Acquiring Fund. Any overlapping security weights may be adjusted to align the portfolio to the Acquiring Fund percentage weights. The Target Fund will also be required to close out all short positions. The total estimated expenses of the Reorganization of the Target Fund are

$256,000, this includes the legal, audit and proxy solicitation fees of approximately $200,000, and the total brokerage costs of approximately $56,000 for all repositioning, assuming it had occurred as of January 1, 2018. The Advisor and Target Fund have agreed to split evenly the costs of the Reorganization, subject to contractual expense caps, Accordingly, based on these estimates, approximately $128,000 of these costs are expected to be paid by the Target Fund and approximately $128,000 will be paid by the Advisor. There are some foreign securities that cannot be purchased until the Reorganization is complete. The Acquiring Fund will receive cash to invest in these remaining securities and will bear the cost of the transactions estimated to be approximately $20,000. To the extent that the Target Fund’s expenses, including Reorganization expenses, exceed the Fund’s current expense cap, the Advisor will absorb the portion of the Reorganization expenses necessary for the Fund to operate within its respective cap.

18. SEC Comment: Under the “Q&A” section – “Who will bear the costs of the Reorganization?”, please explain what is meant by direct costs. Is it costs on a gross basis? Please explain why brokerage costs are excluded. Please indicate if there will be any recoupment by the Advisor? Confirm supplementally if the Advisor will be reimbursed and if so how it would be reimbursed.

Response: The Registrant has removed the term “direct” costs. The Q&A will be revised as follows to include the brokerage costs:

Q. Who will bear the costs of the Reorganization?

A. The costs of the Reorganization incurred by the Target Fund will be split equally between the Advisor and Target Fund, subject to the contractual expense cap limitations. The total estimated expenses of the Reorganization of the Target Fund are $256,000, this includes the legal, audit and proxy solicitation fees of approximately $200,000, and the total brokerage costs of $56,000 for all repositioning, assuming they had occurred as of January 1, 2018. These are estimates and actual amounts may vary. Amounts charged to the Target Fund will generally be allocated between its share classes based on the relative net assets of the share classes, except that each class separately bears expenses related specifically to that class. To the extent that the Target Fund’s expenses, including Reorganization expenses, exceeds the Fund’s current contractual expense cap on the respective share class, the Advisor will absorb the portion of the Reorganization expenses necessary for the Fund to operate within its respective cap. The contractual expense cap agreement permits the Advisor to recoup certain amounts previously paid during the period of the agreement provided the reimbursement does not result in the expenses exceeding the contractual expense cap. All amounts the Advisor previously has paid that have not been recovered by the end of the agreement period, however, expire. The Advisor further will not seek to recoup any Reorganization expenses it paid on behalf of the Target Fund prior to the Reorganization. In addition, the Acquiring Fund and indirectly its shareholders (including former shareholders of the Target Fund who hold shares in the Acquiring Fund ) also are estimated to incur approximately $20,000 in brokerage commission related to the acquisition of portfolio securities from cash received in the Reorganization.

If the Reorganization is not approved or completed, the Advisor will pay all expenses associated with the Reorganization. See the section entitled “The Proposed Reorganization—Reorganization Expenses” in the Proxy Statement/Prospectus for additional information.

19. SEC Comment: Under the “Q&A” section – Please include a question and response on the Board’s considerations regarding the factors the Board used to determine that it was in the best interest of the shareholders of both the Long/Short Fund and the Global Value Fund to approve the reorganization.

Response: The disclosure will be revised as follows:

Q. Why does the Board recommend the Reorganization?

A. The Board determined that the Reorganization was in the best interests of shareholders and recommends that the shareholders of the Target Fund vote for the Reorganization. The Board considered various factors in evaluating the Reorganization including, among other things:

•	the compatibility of the Funds’ investment objectives, principal investments strategies and related risks;
•	the consistency of portfolio management;
•	the Funds’ relative sizes;
•	the relative fees and expense ratios of the Funds, including the contractual expense caps on the combined fund’s expenses for both share classes;
•	the anticipated federal income tax-free nature of the Reorganization;
•	the expected costs of the Reorganization and the extent to which the Funds would bear any such costs;
•	the terms of the Reorganization and whether the Reorganization would dilute the interests of the shareholders;
•	the effect of the Reorganization on shareholder rights;
•	alternatives to the Reorganization, and
•	any potential benefits of the Reorganization to the Advisor and its affiliates as a result of the Reorganization.

The Independent Trustees did not identify any single factor as all-important or controlling, but rather the decision of the Reorganization reflected the comprehensive consideration of all of the information presented, and each Trustee may have attributed different weights to the various factors and information considered in the approval process. The Independent Trustees considered the limited growth prospects and the economic infeasibility of the Target Fund continuing long term and that any liquidation would result in a forced taxable event to shareholders. The Independent Trustees further recognized the differences between the investment objectives, strategies and risks between the Funds, but also recognized, among other things, (a) the potential lower gross and net expense ratio of the combined fund, (b) the lower contractual expense cap on both classes of the combined fund than that of the Target Fund, (c) the tax-free nature of the Reorganization, (d) the alternatives to the Reorganization including the attendant tax consequences to shareholders if the Target Fund was liquidated, (e) the similar valuation analysis used to evaluate potential investments for the Funds despite the differing investment strategies, (f) the overlapping portfolio holdings, (g) the terms of the Reorganization are intended to avoid any dilution of the interests of the existing shareholders of the Funds, (h) the Target Fund shareholders would receive the same class of shares in the Acquiring Fund, (i) the relative performance of the Funds and (j) the costs of the Reorganization would be shared evenly between the Target Fund and the Advisor (although some brokerage commissions would be incurred by the Acquiring Fund following the Reorganization). The Board of Trustees, including the Independent Trustees, approved the Reorganization, concluding that the Reorganization is in the best interests of each Fund and that the interests of existing shareholders of each Fund would not be diluted as a result of the Reorganization. For a more complete discussion of the Board’s considerations, please see the section entitled “Approval of the Proposed Reorganization by the Board of Trustees” in the Proxy Statement/Prospectus.

20. SEC Comment: Under the “Q&A” section – Please include a question and response regarding what will happen to the Long/Short Fund if the reorganization is not approved by the shareholders.

Response: Registrant will add the following Q&A:

Q. What happens if shareholders do not approve the Reorganization?

A. If the Reorganization is not approved, the Board of Trustees will take such action as it deems to be in the best interests of the Target Fund, including continuing to operate the Target Fund as a stand-alone Fund, liquidating the Target Fund, or other options the Board of Trustees may consider.

21. SEC Comment: In the Shareholder Letter, please discuss all material differences between the Long/Short Fund and Global Value Fund.

Response: Form N-14 describes the “President’s Letter” as a letter providing a summary of the proposed transaction, and its use is optional as the initial or introductory document to Part A of the Prospectus. Registrant has revised the President’s Letter to summarize the major differences between the Funds as follows:

Wasatch Advisors, Inc. (the “Advisor” or “Wasatch”), each Fund’s investment adviser, has reviewed the costs associated with the continued operation of the Target Fund, its relative poor performance and the Fund’s limited future growth prospects and economic infeasibility of the Fund over the long term given the costs of its continued operation and its likely inability to attract assets in the foreseeable future. The Advisor therefore has proposed the Reorganization of the Target Fund into the Acquiring Fund. It is important for you to recognize that the Acquiring Fund and the Target Fund have completely different strategies.

The Target Fund’s investment objective is capital appreciation, whereas the Acquiring Fund’s investment objective is capital appreciation and income. The Target Fund is a long/short fund that pursues its investment objective by primarily investing in equity securities through long and short positions. This means when a Target Fund takes a long position, it purchases the security outright in hopes that the price will rise. When the Target Fund takes a short position, it sells a security that it does not own in hopes that the price will fall and the Fund can repurchase such security at a lower price. The use of both and short positions allows the Advisor to invest based on both its positive and negative views of individual stocks. Unlike the Target Fund, the Acquiring Fund does not engage in short sales as a principal strategy.

The Acquiring Fund is a global value fund that invests primarily in equity securities of domestic and foreign securities through a long only portfolio. As the Target Fund invests primarily in the equity securities of domestic companies, the Target Fund has limited exposure to foreign securities whereas the Acquiring Fund may invest significantly in foreign securities, including in foreign securities of companies domiciled in emerging and frontier markets.

While there are differences in the investment objectives and strategies of the Funds, the Advisor has proposed the Reorganization due to, among other things, the limited growth prospects and economic infeasibility of the Target Fund over the long term, the similar analysis used by the portfolio manager to evaluate potential investments for both Funds despite the differing investment strategies, the overlap of portfolio holdings, the lower contractual management fee and estimated lower gross and net expense ratios (before and after fee waivers) of the combined fund for both share classes following the Reorganization, the lower contractual expense cap of the combined fund for both classes, and the tax consequences to shareholders if the Target Fund was liquidated compared to the anticipated tax-free nature of the Reorganization. Given the foregoing, the Advisor and Board of Trustees believe that it would be in the best interests of the Target Fund shareholders to reorganize the Target Fund into the Acquiring Fund and recommends that you vote “FOR” the Reorganization.

22. SEC Comment: In the proxy statement/prospectus, the Registrant incorporates documents by reference. Please see General Instruction G of Form N-14 for incorporation by reference for the proxy statement/prospectus. Please note that a copy of each document as listed (i) to (viii) must accompany the Form N-14. Please see General Instruction F of Form N-14 for incorporation by reference for the statement of additional information.

Response: The documents have been attached.

23. SEC Comment: In the proxy statement/prospectus, the documents listed (i) to (viii) have “as supplemented”, please remove “as supplemented” and include specific dates.

Response: The change will be made as requested.

24. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Summary-Material Federal Income Tax Consequences of the Reorganization” in the proxy statement/prospectus, it states that “Prior to the closing of the Reorganization, it is estimated that approximately 60% (or approximately US $60 million) of the Target Fund’s long investment portfolio will be sold. The Target Fund will also be required to close out all short positions. Accordingly, some of the proceeds from the sales will be used to close these short positions. If such sales had occurred as of November 30, 2017, it is estimated that such portfolio repositioning would have resulted in brokerage commissions or other transaction costs of approximately $28,000 for the Target Fund, based on average commission rates charged by the Target Fund’s prime broker (for covering short transactions) and other brokers used by the Advisor (for non-short transactions). These transaction costs represent expenses of the Target Fund that will not be subject to the Target Fund’s expense cap and will be borne by the Target Fund and indirectly borne by the Target Fund’s shareholders. The Target Fund currently has capital losses from the current year and capital loss carryforwards that will be used to offset any gains. In the event that gains exceed the loss carryforwards, capital gains from such portfolio sales may result in increased distributions of net capital gain and net investment income. If such sales occurred as of December 1, 2017, the sales would not have resulted in increased distributions of net capital gain and net investment income to shareholders.” Please indicate if the $28,000 is the total estimate cost for all positions. If just for short positions, please provide estimated cost for all repositioning costs.

Response: The Registrant will revise the second and third paragraphs to read as follows:

Prior to the closing of the reorganization, the Target Fund will reposition its portfolio. The Target Fund sell certain of its long holdings not held by the Acquiring Fund and will buy certain additional long holdings held by the Acquiring Fund. Any overlapping security weights may be adjusted to align the portfolio to the Acquiring Fund percentage weights. The Target Fund will also be required to close out all short positions. Accordingly, some of the proceeds from the sales will be used to close out these short positions. If such purchases and sales had occurred as of January 1, 2018, it is estimated that such portfolio repositioning would have resulted in total brokerage commissions or other transaction costs of approximately $56,000. Approximately $28,000 of these costs are expected to be paid by the Target Fund and approximately $28,000 by the Advisor. These are estimates and actual amounts may vary. These transaction costs represent expenses of the Target Fund that will not be subject to the Target Fund’s contractual expense cap and will be borne by the Target Fund and indirectly borne by the Target Fund’s shareholders. As of September 30, 2017, the Funds had unused short-term capital loss carryforwards of $26.2 million and long-term capital loss carryforwards of $127.7 million that will be used to offset any gains recognized by the Target Fund prior to the Reorganization. In the unlikely event that gains exceed the loss carryforwards, capital gains from such portfolio sales may result in increased distributions of net capital gain and net investment income. If such sales occurred as of January 1, 2018, the sales would not have resulted in increased distributions of net capital gain and net investment income to shareholders.

Taking into account the repositioning of the Target Fund, the Acquiring Fund is not expected to sell a material portion of the Target Fund’s assets received in the Reorganization in order to meet its investment policies and restrictions. An estimated

$20,000 in brokerage commissions related to the acquisition of portfolio securities by the Acquiring Fund from cash received in the Reorganization is borne by the Acquiring Fund and indirectly by its shareholders (including former shareholders of the Target Fund who hold shares of the Acquiring Fund following the Reorganization).

25. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Summary-Material Federal Tax Consequences of the Reorganization” in the proxy statement/prospectus, please disclose if there will be any capital loss carryforwards.

Response: The Registrant will include the dollar amounts of the capital loss carryforwards in the section “Reorganization of the Target Fund into the Acquiring Fund Summary-Material Federal Tax Consequences of the Reorganization”.

26. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors” in the proxy statement/prospectus, pleases revise to include all principal risks for the Funds.

Response: Registrant has included a list of all the principal risks for each Fund in a summary table. Registrant has also added a new table with the narrative description of each principal risk, and a comparison of each principal risk associated with the Target Fund and the Acquiring Fund.

27. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors” in the proxy statement/prospectus, there is a real estate sector risk. Please disclose the types of real estate investment trusts (REITs) the Funds invest in, the percentage each Fund invests in and any corresponding risks.

Response: Registrant will revise the real estate sector risk to include the types of REITs as follows:

Real Estate Sector Risk. The real estate sector includes companies involved in real estate management and development and issuers of real estate investment trusts (“REITs,” including retail REITs, residential REITs, healthcare REITs, office REITs and mortgage REITs). Securities of companies in the real estate sector may be adversely affected by, among other things, rental income fluctuation, depreciation, property tax value changes, differences in real estate market values, overbuilding and extended vacancies, increased competition, costs of materials, operating expenses or zoning laws, costs of environmental clean-up or damages from natural disasters, cash flow fluctuations, and defaults by borrowers and tenants.

28. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors-Additional Target Fund Principal Risks” in the proxy statement/prospectus, there is an interest rate risk. Please disclose the maturity and how duration is measured. Please clarify if this is a material difference between the Funds.

Response: See Response #26, above. The Target Fund may invest in fixed-income securities as a principal strategy but the Acquiring Fund may only invest in investment grade fixed-income securities as a non-principal strategy and therefore would only ever have minimal risk to fixed-income securities. Any differences between principal risks of the Target Fund and the Acquiring Fund are now highlighted in the principal risks table. Additionally, Registrant will revise the interest rate risk disclosure in the table as follows:

Interest Rate Risk and Effective Duration. Interest rate risk is the risk that a debt security’s value will decline due to changes in market interest rates. Even though some interest-bearing securities offer a stable stream of income, their prices will still fluctuate with changes in interest rates. The Target Fund may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates change, the values of longer-duration debt securities usually change more than the values of shorter-duration debt securities. Effective duration is a measure of the responsiveness of a bond’s price to market interest rate changes. For example, if the interest rate increased 1%, a bond with an effective duration of five years would experience a decline in price of approximately 5%. Similarly, if the interest rate increased 1%, the price of a bond with an effective duration of 15 years would decline approximately 15%. Generally, investors will receive the par value of the bond at maturity. However, the effects of inflation, higher interest rates and the macroeconomic environment can have a negative or positive impact on the value of bonds prior to maturity. This could have an adverse effect on the value of the Fund.

29. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors-Additional Target Fund Principal Risks” in the proxy statement/prospectus, there is a non-investment grade risk. Does the Global Value Fund invest in non-investment grade securities?

Response: The Global Value Fund does not invest in non-investment grade securities.

30. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds” in the proxy statement/prospectus, please revise and clearly identify material differences. Please note that principal strategies versus non-principal strategies is confusing. Please revise section to make it less confusing.

Response: Registrant has revised the table to highlight the differences in principal strategies.

31. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Risk Factors” in the proxy statement/prospectus, there is sector weighting risks. What percentage does each Fund invest in the particular sector? Are these principal risks?

Response: Sector and Industry Weightings Risk is a principal risk of the Target Fund and the Acquiring Fund. See Registrant’s Response #26, above – Because the Funds can emphasize, from time to time, investments in a particular sector, the Target Fund or Acquiring Fund will be subject to a greater degree to the risks particular to that sector. Registrant therefore has enhanced the sector risk disclosure to the principal risks table in this section of the prospectus.

32. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Fees and Expenses” in the proxy statement/prospectus, please provide preamble as required by Item 3 of Form N-14.

Response: The change has been made as requested.

33. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Fees and Expenses” in the proxy statement/prospectus, please explain why the Institutional Class shares expenses of the Acquiring Fund are higher than the Target Fund.

Response: Registrant will add the following to the section “Reorganization of the Target Fund into the Acquiring Fund-Fees and Expenses” in the proxy statement/prospectus:

The gross expenses of the Institutional Class shares of the Acquiring Fund are higher than the gross expenses of the Institutional Class shares of the Target Fund because of the small average net assets of such class. Income, expenses, and realized and unrealized gains or losses on investments are generally allocated to each class of shares based on its relative net assets, except that each class separately bears expenses related specifically to that class. The average net assets of the Acquiring Fund Institutional Class were only $3.2 million for the year ended September 30, 2107. The cost of class specific expenses such as federal and state registration fees amounted to higher expenses in basis points for such class because of its small net assets. After the Reorganization, however, the pro forma gross and net expenses of the combined fund with the larger asset base are expected to be lower than the gross and net expenses of both classes of the Target Fund.

34. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Fees and Expenses” in the proxy statement/prospectus, please add “Interest Expenses & Dividends on Securities Sold Short” in the fee table. Please explain if the Registrant does not include the caption as requested.

Response: Registrant has revised the caption in the fees and expenses table.

35. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Fees and Expenses” in the proxy statement/prospectus, please add a footnote to the fee table that states that shareholder expenses will increase if the Advisor does not continue the expense limitation agreement after its expiration date.

Response: Registrant has added the following to Footnotes 3 through 6 of the table:

Shareholder expenses will increase if the Advisor does not renew the contractual expense cap after its expiration date.

36. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Performance Information” in the proxy statement/prospectus, please update the bar chart and the average annual total return table to include information as of December 31, 2017.

Response: The Registrant will update the bar chart and the average annual total return table to include information as of December 31, 2017.

37. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Fundamental Investment Restrictions and Non-Fundamental Investment Restrictions” in the proxy statement/prospectus, non-fundamental investment restriction No. 4 states that each Fund will not mortgage or hypothecate the Fund’s assets in excess of one-third of the Fund’s total assets. Please disclose if a Fund can pledge assets. If yes, please explain the difference between pledging assets and non-fundamental investment restriction No. 4.

Response: Yes, there is a difference between a pledge and a hypothecation. While the 1940 Act does not define hypothecation or pledge, the difference is a hypothecation is used to secure debt without delivery of title or possession and a pledge is the delivery (bailment) or other deposit of personal property to a creditor as security for a debt or obligation. See Black’s Law Dictionary (10th edition). The Funds can pledge assets as is otherwise permissible under the 1940 Act.

38. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Investment Advisory and Other Fees” in the proxy statement/prospectus, the second paragraph states that the pro forma managed assets of the combined fund as of September 30, 2017 are an assumed $286 million. Please explain why the Registrant provided managed assets and not net assets.

Response: The Registrant will revise the second paragraph to state that the pro forma net assets of the combined fund as of September 30, 2017 are an assumed $286 million.

39. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Advisory and Other Fees” in the proxy statement/prospectus, the second to last paragraph provides the management fee rate net of fee waivers and expense reimbursements. Please provide both net management fee and gross management fee.

Response: Registrant will include the following table to show the net management fee and gross management fee:

	Annual Management Fees, Net of Reimbursements	Annual Management Fees
Target Fund
Investor Class	1.10%	1.10%
Institutional Class	0.98%	1.10%
Acquiring Fund
Investor Class	0.81%	0.90%
Institutional Class	-0.46%	0.90%

40. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Comparison of the Funds-Distribution, Purchase, Redemption, Exchange of Shares and Dividends” in the proxy statement/prospectus, the Funds may reduce or waive minimums. Specifically, certain minimums may be waived for accounts held in qualified retirement or profit sharing plans opened through a third party service provider or record keeper, and/or omnibus accounts established by financial intermediaries where the investment in the Fund is expected to meet the minimum investment amount within a reasonable time period as determined by the Advisor. Investors and/or Registered Investment Advisors (RIAs) and Broker-Dealers may generally meet the minimum investment amount by aggregating multiple accounts with common ownership or discretionary control within the Fund. Please describe further why and how such minimums may be waived.

Response: Registrant will revise the footnote describing the right to waive investment minimums as follows:

*These minimums may be waived for accounts held in qualified retirement or profit sharing plans opened through a third party service provider or record keeper, and/or omnibus accounts established by financial intermediaries where such financial intermediary can demonstrate to the satisfaction of a Fund officer or authorized Advisor employee that its investment in the Fund is expected to meet the stated investment minimum within a reasonable time period. Investors and/or Registered Investment Advisors (RIAs) and Broker-Dealers may generally meet the minimum investment amount by aggregating multiple accounts with common ownership or discretionary control within the Fund. Requests for waivers may be made to a Fund officer or authorized Advisor employee through the Funds’ transfer agent.

41. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees” in the proxy statement/prospectus, please add disclosure regarding the factors Board considered regarding anticipated gross fees prior to any anticipated waiver and/or expense limitation.

Response: The disclosure was revised to clarify that Board’s consideration of the gross fees. The disclosure was revised as follows:

The Board of Trustees considered the fees and expense ratios of the Funds, including the estimated fees expenses of the combined fund, before and after any reimbursement of expenses by the Advisor pursuant to the applicable contractual expense cap and assuming different levels of asset retention. In this regard, the Independent Trustees noted that the Acquiring Fund had a lower contractual management fee than that of the Target Fund generally because the Acquiring Fund does not engage in short sales as a principal strategy and therefore does not incur the research and resources required to manage the short positions nor would the Acquiring Fund incur the expenses associated with a short sale principal strategy, such as transaction costs and borrowing fees in connection with the short sales and payments to the lender equal to dividends paid during the loan. The Independent Trustees further noted that the gross and net expenses of the Acquiring Fund were lower than that of the Target Fund for both classes, subject to the following exception. Given the small asset size of the Institutional Class of the Acquiring Fund, its gross expense ratio was higher than that of the Target Fund for its Institutional Class. However, after combining the assets of the Funds, the pro forma gross expense ratios of the combined fund for both classes were estimated to be lower than that of the Target Fund. In addition, the Independent Trustees considered that the temporary contractual expense cap to which the Advisor agreed for each class of the combined fund was lower than the temporary contractual expense cap for each class of the Target Fund. Accordingly, the gross and net expense ratios (after taking into account the expense caps) of the combined fund following the Reorganization were expected to be lower than that of the Target Fund for both share classes.

42. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees” in the proxy statement/prospectus, the Board considered information provided by the Advisor. Did the Board request any additional third party information? If not, why did the Board not request such information? The Advisor will benefit from the reorganization and therefore there is a conflict of interest in the Advisor providing materials to the Board.

Response: In accordance with Rule 17a-8, the Independent Trustees requested and evaluated such information as may be reasonably necessary to make the determinations required under the rule. The Advisor provided the information requested and we are unaware of any requirement that a third party provide such information. Further, we note the Advisor in the present proposal receives a lower management fee with the Acquiring Fund than that it received with the Target Fund and therefore disagree that there is a significant benefit to the Advisor. In addition, notwithstanding the foregoing, the Independent Trustees also received prior to the meeting in connection with its 15(c) review of the Funds’ advisory agreements performance and expense information of each class of each Fund prepared by Broadridge Financial Solutions, Inc., an independent data provider. The Independent Trustees therefore reviewed each class’s performance history on an absolute basis and as compared to the performance of unaffiliated funds with similar investment objectives or classifications, to a more focused subset thereof, if any and a benchmark assigned by Broadridge for the prescribed periods. The Independent Trustees also reviewed each Fund’s contractual and net advisory fees and net total expenses for each class compared to such information for a group of comparable funds selected by Broadridge as well as comparing each Fund’s actual management fees, non-management expenses and actual total expenses for each class against such information for a larger universe of funds selected by Broadridge.

43. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees” in the proxy statement/prospectus, the first bullet point stated that the Board considered the compatibility of the Funds’ investment objectives, principal investment strategies and related risks. Please enhance disclosure further and describe the material differences between the Funds.

Response: The disclosure has been revised to further describe the material differences in the principal investment strategies and related risks of the Funds. Further, Registrant has added a cross reference to the sections of the proxy/prospectus that describe these differences in further detail.

44. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Compatibility of Investment Objectives, Principal Investment Strategies and Related Risks” in the proxy statement/prospectus, the second to last paragraph discussed the compatibility of risks. Please revise further and make the material difference concise and clear.

Response: Please see response to Item 43.

45. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Relative Sizes” in the proxy statement/prospectus, please explain what the Registrant means by the Acquiring Fund was larger than the Target Fund. Are you referring to assets under management?

Response: The reference to larger was intended to reflect the relative net assets of the Funds. The disclosure has been revised to clarify that the Board of Trustees considered that as of September 30, 2017, the Acquiring Fund had net assets of approximately $180 million and the Target Fund had net assets of approximately $106 million and the combined fund with a larger asset base may lead to potential lower expenses as fixed costs are spread over a larger asset base.

46. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Relative Investment Performance” in the proxy statement/prospectus, the Acquiring Fund changed its principal investment strategy. Please make this change more prominent and discuss earlier in the proxy statement/prospectus. The performance is for the prior investment strategy and not the current investment strategy for the Acquiring Fund, this should be emphasized.

Response: The disclosure has been modified to enhance the disclosure on the change to its principal investment strategy. The change to the Acquiring Fund’s principal strategy is also disclosed in the Synopsis section of the proxy statement.

47. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Fees and Expense Ratios” in the proxy statement/prospectus, the Board noted that the Acquiring Fund had a lower contractual management fee than that of the Target Fund generally because the Acquiring Fund does not engage in short sales as a principal strategy and therefore does not incur the research and resources required to manage the short positions nor would the Acquiring Fund incur the expenses associated with a short sale principal strategy. Please provide a further explanation

In addition, the Independent Trustees considered that the temporary expense cap to which the Advisor agreed for each class of the Acquiring Fund through January 31, 2019 was lower than the temporary expense cap for each class of the Target Fund for such period. Accordingly, the net expense ratio after taking into account the expense caps of the combined fund following the Reorganization was expected to be lower than that of the Target Fund for both share classes. Please confirm that the contractual expense cap will be in effect for at least one year from the date of the registration statement.

Response: As the Acquiring Fund does not engage in short selling as a principal strategy, the Acquiring Fund does not incur the costs related to short selling, including primarily the interest expense paid to brokers in connection with borrowing the securities to short and the dividend expense on short sales. The disclosure has been modified to reflect the foregoing. Further, the Registrant confirms the contractual expense cap of the Acquiring Fund will be in effect for at least one year from the date of the registration statement.

48. SEC Comment: In the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees-Potential Benefits to the Advisor and its Affiliates”, it is noted that the Board of Trustees recognized that the Reorganization may result in some benefits and economies for the Advisor and its affiliates. Please provide specific factors that the Board used to determine the benefits and economies for the Advisor.

Response: As noted, the Board recognized that the Adviser would be receiving a lower management fee on the merged assets as the management fee of the Acquiring Fund is 20 basis below that of the Target Fund and therefore it is not a benefit to the Advisor. However, the Board considered that one potential benefit to the Advisor may be the potential reduction in the Adviser’s expense reimbursement obligations under the applicable contractual expense reimbursement cap. In this regard, the Board considered the Advisor had reimbursed 0.09% of average net assets to the Investor Class and 1.36% of average net assets of the Institutional Class shares of the Acquiring Fund for the fiscal year ended September 30, 2017 and considered the lower estimated reimbursement rates of the Advisor of the combined fund following the Reorganization. Similarly, the Board noted that any expense reimbursement for the classes of the Target Fund would also be eliminated under its applicable contractual expense cap. The disclosure has been added to reflect the foregoing.

49. SEC Comment: It is noted in the proxy statement/prospectus that it will be necessary to reposition 60% of the Target Fund. Please provide in the section “Reorganization of the Target Fund into the Acquiring Fund-Approval of the Proposed Reorganization by the Board of Trustees” a discussion of how the Board determined that this repositioning was in the best interests of the Target Fund shareholders. Please include any factors that the Board considered that were adverse to the reorganization occurring.

Response: The disclosure has been modified to reflect that the Independent Trustees did not identify any single factor as all-important or controlling, but rather the decision of the Reorganization reflected the comprehensive consideration of all the information presented, and each Trustee may have attributed different weights to the various factors and information considered in the approval process. In addition, the Independent Trustees considered the limited growth prospects and limited economic feasibility of the Target Fund continuing long term and that any liquidation would result in a forced taxable event to shareholders. As noted, the Independent Trustees recognized some of the benefits from the Reorganization including the potential lower gross and net expense ratio of the combined fund, the lower contractual expense cap on both classes of the combined fund, the tax-free nature of the Reorganization, the avoidance of a taxable event if the Target Fund was liquidated and the similarities in the evaluation of eligible investments for the Funds despite the differing investment strategies and the overlap in portfolio holdings that may contribute to a smooth merger. The Independent Trustees also considered the costs of the Reorganization, including the brokerage costs in repositioning the Target Fund portfolio to connection with the Reorganization. In light of the foregoing factors, among others, the Independent Trustees determined that it was reasonable to split the costs of the Reorganization evenly (including brokerage expenses) between the Advisor and the Target Fund, subject to the expense cap limitations. Accordingly, to the extent the Target Fund’s expenses, including the Reorganization expenses, exceed the Fund’s current expense cap on the respective share class, the Advisor will also absorb the portion of the Reorganization expenses necessary for the Fund to operate within its respective expense cap for each class of shares. The Advisor will not seek to recoup any Reogranization expenses it paid on behalf of the Target Fund. Further, the Acquiring Fund also may incur some brokerage commissions in connection with the investment of cash received in the Reorganization. If the Reorganization is not ultimately completed, the Advisor will bear all the expenses incurred in connection with the proposed Reorganization.

50. SEC Comment: In the section “Material Federal Income Tax Consequences”, please ensure that the capital loss carryforwards table is clearly disclosed in the proxy statement/prospectus.

Response: Capital loss carryforwards are now clearly disclosed in the section under the table with the heading “CAPITAL LOSS CARRYFORWARDS.”

51. SEC Comment: Under the “Q&A” section – “Will the Reorganization create a taxable event for me?”, please update to include disclosure regarding whether there will be capital loss carryforwards.

Response: Registrant will add the following to the Q&A;

The Target Fund is expected to have significant short-term and long-term losses to be carried forward, subject to IRS limitations and expiration (“loss carryforwards”).

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes

Francine S. Hayes
Vice President and Senior Counsel

cc:	Russell L. Biles